Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Dollars are in thousands.

Fiscal Year Ended September 30,
	2011	2010	2009	2008	2007
Earnings
Earnings before income taxes	40,500	41,400	49,723	45,992	36,682
Fixed charges	139	76	78	67	108

	40,639	41,476	49,401	46,059	36,790
Fixed charges
Interest expensed and capitalized	—	—	—	—	38
Interest within rental expense	139	76	78	67	70

	139	76	78	67	108
Ratio	292.37	545.74	633.35	687.45	340.65